Exhibit (b)(iv)

Execution Version

Equity Commitment Letter

December 20, 2025

GT Silver BidCo, Inc.

c/o Permira Advisers LLC

320 Park Avenue, 23rd FL

New York, NY 10022

Attn: Justin Herridge

Ladies and Gentlemen:

This letter agreement sets forth the commitment of each of the undersigned Persons identified as an Investor on Schedule A hereto (each an “Investor” and together the “Investors” and, for the avoidance of doubt, excluding each of the Persons identified as an Other Investor on Schedule B hereto, collectively, the “Other Investors”), on the terms and subject to the conditions contained herein, to purchase, or cause the purchase of certain equity securities of GT Silver BidCo, Inc., a Delaware corporation (“Parent”), directly or indirectly through one or more entities. It is contemplated that, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”), by and among Parent, GT Silver Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Clearwater Analytics Holdings, Inc., a Delaware corporation (the “Company”), Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Transaction”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement.

1. Commitment. Each Investor hereby commits, severally and not jointly, on the terms and subject to the conditions set forth herein, that at or immediately prior to the Closing, such Investor shall purchase, or cause an assignee permitted by the terms of Section 5 to purchase, directly or indirectly, equity securities of Parent for cash in an aggregate amount that is equal to the amount set forth opposite its name in the second column (Commitment) of Schedule A hereto (the maximum amount payable by each Investor, its “Commitment”, and the maximum aggregate amount payable by the Investors pursuant to this letter agreement and the Other Investors pursuant to the Other Equity Commitment Letters (as defined below), collectively, the “Commitments”), which amount shall be used solely for the purpose of fulfilling Parent’s obligation under the Merger Agreement to fund, together with the net proceeds of the Debt Financing, the amounts required to be paid by Parent at the Closing pursuant to, and in accordance with, the Merger Agreement, including fees, costs and expenses required in connection with the consummation of the Transactions, to be paid at the Closing, on the terms and subject to the conditions set forth in the Merger Agreement (collectively, the “Merger Consideration”); provided, that, Parent’s obligation to fund the amounts required to be paid by Parent at the Closing shall not be conditioned on the availability of any cash of the Company, and the Commitments, together with the Debt Financing, shall be sufficient to fund all amounts required to be paid by Parent at the Closing pursuant to the Merger Agreement; provided, further, that no Investor shall, under any circumstances, be obligated to contribute to, or purchase equity or otherwise provide funds, directly or indirectly, from or to, Parent, in any amount in excess of such Investor’s Commitment. The aggregate amount of liability of each Investor under this letter agreement shall at no time exceed such Investor’s Commitment. Each Investor may effect the purchase of equity securities of Parent directly or indirectly through one or more Affiliates or an entity managed or advised by an Affiliate (other than Parent or any subsidiary thereof) or any of the other Investors so long as the entity(ies) funding the Commitment is able to make the representations and warranties set forth in Section 13; provided, that no such action shall reduce the amount of such Investor’s Commitment or otherwise affect the obligations of such Investor under this letter agreement except to the extent any such Affiliate, Investor or other Person actually fulfills such obligation; provided, that (A) credit shall be given only on a dollar-for-dollar basis for amounts in cash actually and irrevocably received by Parent, and (B) the Investor shall remain primarily liable hereunder unless and until the entire Commitment amount is so received. The amount to be funded under this letter agreement may be reduced to the extent that Parent does not require the full amount of the Commitments to pay the amounts payable by Parent at the Closing pursuant to, and in accordance with, the Merger Agreement (and any related fees, costs, and expenses); provided, that any such reduction in the Commitments shall be applied in the manner agreed amongst the Investors and the Other Investors; provided, further that any such reduction shall only occur simultaneously with the consummation of the Closing to the extent that Purchaser does not require the full amount of the Commitments in respect of the payment of the amounts required to be paid by Parent on the Closing Date under the Merger Agreement. For all purposes of this letter agreement, “Affiliate” of the undersigned Investor means: (a) Temasek Holdings (Private) Limited (“Temasek Holdings”); and (b) Temasek Holdings’ direct and indirect wholly-owned subsidiaries whose boards of directors or equivalent governing bodies comprise employees or nominees of (i) Temasek Holdings, (ii) Temasek Pte. Ltd. (being a wholly- owned Subsidiary of Temasek Holdings), and/or (iii) wholly-owned subsidiaries of Temasek Pte. Ltd.

2. Conditions. The several obligations of each Investor (together with their respective permitted assigns) to fund their respective proportion of the Commitments, shall (a) be subject to and conditioned upon (i) the valid execution and delivery of the Merger Agreement by the parties thereto; (ii) the satisfaction in full, or valid waiver by Parent, in writing of each of the conditions to Parent’s obligations to consummate the Transaction set forth in Section 6.01 and Section 6.02 of the Merger Agreement (other than those conditions that by their terms or nature are to be satisfied at the Closing provided, that those conditions would be satisfied at the Closing if the Closing were to occur at such time); (iii) the Debt Financing (A) having been funded (or any alternative financing having been funded) or (B) being (as affirmed in writing by the agent therefor) funded following and subject only to the satisfaction of those conditions that by their nature are to be satisfied at the Closing (provided, that those conditions would be satisfied at the Closing if the Closing were to occur at such time), and substantially simultaneously with the funding of the Equity Financing; (iv) the substantially concurrent consummation of the Transaction in accordance with the terms of the Merger Agreement (including as a result of the granting of specific performance to cause the Closing of the Transaction by a court of competent jurisdiction in accordance with the Merger Agreement), (v) the prior or substantially concurrent funding by each of the Other Investors under their respective equity commitment letters (each an “Other Equity Commitment Letter” and collectively, the “Other Equity Commitment Letters”), dated as of the date hereof, between each such Other Investor, respectively, and Parent; and (vi) the terms of this letter agreement, and (b) occur, subject to the foregoing clause (a), substantially simultaneously with the issuance of the equity securities of Parent to each of the Investors. For the avoidance of doubt, the obligations of Parent under the Merger Agreement shall be determined in accordance with the terms thereof, and nothing in this letter agreement shall amend, modify or waive any of the terms of the Merger Agreement or any assertion of liability or obligation against Parent under the Merger Agreement.

3. Enforceability. Neither the Investors’ nor Parent’s creditors shall have any right to enforce this letter agreement or to cause Parent to enforce this letter agreement. Notwithstanding the foregoing, the Company shall be, and is intended to be, a third party beneficiary of the rights granted to Parent (i) for purposes of this Section 3 and Sections 4, 5 and 10 hereof and (ii) for the purpose of enforcing Parent’s obligations under this letter agreement under circumstances in which the Company has received an order of specific performance against Parent pursuant to (and subject to the limitations of) Section 8.08 of the Merger Agreement to cause Parent to draw down the full proceeds of the Equity Financing and to cause Parent to consummate the Closing pursuant to Section 8.08 of the Merger Agreement and for no other purpose (including any claim for monetary damages hereunder or thereunder); provided, that, the foregoing clause (ii) shall be conditioned on (x) the conditions set forth in this letter agreement having been satisfied and (y) the Company having irrevocably confirmed in writing to Parent that if specific performance is granted, then the Company will consummate the Transaction, then the Company shall have the express right to enforce Parent’s rights under this letter agreement; provided, that, in no event shall this letter agreement or the funding obligations set forth herein be enforced by any Person in accordance with this letter agreement unless the funding obligations set forth in each Other Equity Commitment Letter are being concurrently enforced by such Person, pro rata based on the Commitments herein and therein (but only to the extent such funding obligation requires enforcement because the Other Investor declines to provide such funding under the applicable Other Equity Commitment Letter). Notwithstanding the foregoing, the Company’s inability to join, commence or maintain an action against any other investor as a result of any stay, injunction, bankruptcy, moratorium, settlement or other impediment shall not limit, delay or excuse enforcement against any other Investor up to such Investor’s Commitment. Notwithstanding anything that may be expressed or implied in this letter agreement, for the avoidance of doubt, in no event shall this letter agreement be enforced (A) to the extent it would result in a duplicative recovery or (B) if the Company or any of its affiliates has received the Parent Termination Fee (either when it is due and payable under the Merger Agreement or following a judgment directing it to be paid) or any other monetary damages from Parent, Buyer, an Investor or an Investor Party in accordance with the Merger Agreement or the Fee Funding Agreements. Notwithstanding the foregoing, nothing in this Section 3 shall, in any respect, limit claims against Parent or the Investors in accordance with and subject to the terms and conditions hereof or any Person’s right to assert any Retained Claim (as defined in the applicable Fee Funding Agreement) solely against the Persons specifically identified in the definition thereof with respect to such Retained Claim.

4. No Modification; Entire Agreement. This letter agreement may not be amended, restated, supplemented or otherwise modified without the prior written consent of Parent, the Investors, Martel Lux TopCo SCSp and WP Silver Aggregator, L.P. (the “Co-Lead Investors”) and the Company in respect of Section 3, this Section 4 and Section 10; provided, however, that, for the avoidance of doubt, any amendment, modification, or waiver that adversely affects the Company’s or Parent’s rights hereunder shall require the prior written consent of the Company or Parent, as applicable. Together with the other agreements being entered into in connection with the Transaction, including, without limitation, the Merger Agreement, the Other Equity Commitment Letters, the Fee Funding Agreements (as defined below), and the

Confidentiality Agreement, this letter agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes all prior agreements, understandings and statements, written or oral, between the Investors or any of their Affiliates, on the one hand, and Parent or any of its Affiliates, on the other, with respect to the transactions contemplated hereby. Each party hereto acknowledges that, in entering into this letter agreement, it is not relying on, and shall have no remedies in respect of, any representation, warranty or undertaking not expressly set out in this letter agreement. Each party agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in this letter agreement shall be for specific performance of the terms of this letter agreement pursuant to, and subject to the terms and conditions of, Section 8.08 of the Merger Agreement, and each of the parties waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking; provided, that, for the avoidance of doubt, nothing in the foregoing sentence shall limit the Company’s right to assert any Retained Claim. Except as expressly permitted in Section 1 and Section 5 hereof, no transfer of any rights or obligations hereunder shall be permitted without the consent of Parent, the Investors, the Co-Lead Investors and the Company. Any transfer in violation of the preceding sentence shall be null and void. For the avoidance of doubt, and notwithstanding anything to the contrary herein, the parties hereby agree and acknowledge that none of the foregoing agreements and acknowledgements set forth in this Section 4 shall limit the rights and remedies available to the Company with respect to Parent or the Investors under Section 3 hereof or any other agreements to which the Company is a party being entered into in connection with the Transaction, subject to the terms and conditions hereof and thereof.

5. Assignment. Other than as expressly provided herein, an Investor may not, directly or indirectly, assign all or any portion of its rights or obligations under this letter agreement to any Person without the prior written consent of the other parties hereto, the Co-Lead Investors and the Company, provided, that each Investor may assign all or a portion of its rights and obligations hereunder to one or more of its Affiliates (other than, for the avoidance of doubt, any portfolio companies of such Investor, Parent or any subsidiary thereof) that is able to make the representations and warranties set forth in this letter agreement and the Interim Investors Agreement, dated on or around the date hereof, by and among the Investors and the other parties thereto (the “IIA”); provided, further, that such assignment would not reasonably be expected to result in any material delay in satisfying, or increase the risk of not satisfying, the conditions to the Closing set forth in the Merger Agreement and the assignee is capable of performing its obligations under this letter agreement, the Fee Funding Agreement and the IIA, including having the financial capacity necessary to fund the full amount of the Commitment that is being assigned; provided, further, that no such assignment shall be permitted (i) in violation of applicable Law or (ii) that would (x) require any material licensing, regulatory consent or other regulatory proceeding to be obtained or participated in by any of the Investors, the Other Investors, Parent, Merger Sub or the Company (the “Transaction Parties”) or otherwise subject any Transaction Party or its Affiliates to any additional substantive regulation; or (y) cause any statement made or information provided to a Governmental Authority prior to such assignment to become materially untrue or misleading (other than any statement made or information provided related solely to the identity of such Investor); provided, further, that any such assignment shall not relieve the assigning Investor of its obligations under this letter agreement or Fee Funding Agreement, as applicable, unless and until the assignee has actually funded the full amount of the Commitment being assigned. Any assignment in derogation of the foregoing shall be null and void.

6. Governing Law; Submission to Jurisdiction.

a. This letter agreement and all disputes, controversies or other Actions arising out of or relating to this letter agreement or the Transaction, including matters of validity, construction, effect, performance and remedies, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

b. All Actions arising out of or relating to this letter agreement or the Transaction shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court of competent jurisdiction within the State of Delaware). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this letter agreement or the Transaction in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 6(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of the Merger Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post judgment relief regarding, or any appeal from, a final trial court judgment.

7. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING THE DEBT COMMITMENT LETTER OR THE DEBT FINANCING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 7.

8. Counterparts. This letter agreement may be signed in any number of counterparts (including by means of telecopied signature pages or electronic transmission with attachment in pdf format or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com), which will be deemed to have the same effect as physical delivery of a paper document bearing the original signatures), each such counterpart being deemed to be an original instrument, with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this letter agreement. This letter agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this letter agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The parties irrevocably and unreservedly agree that this letter agreement may be executed by way of electronic signatures and the parties agree that this letter, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

9. No Third Party Beneficiaries. Except as expressly set forth in Section 3 hereof, the rights of the Company in respect of Sections 3, 4, 5 and 10, the rights of the Co-Lead Investors in respect of Sections 1, 4, 5 and 10, and the rights of the Investor Parties (as defined below) in respect of Section 12, the parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto and their permitted successors and permitted assigns, in accordance with and subject to the terms of this letter agreement, and this letter agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective permitted successors and permitted assigns any rights or remedies hereunder or any rights to enforce the Commitment of each Investor or any provision of this letter agreement.

10. Confidentiality. The existence and content of this letter agreement shall be treated as confidential by the Company and is being provided to the Company solely in connection with the transactions contemplated by the Merger Agreement. The existence and content of this letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the Investors, the Co-Lead Investors and Parent; provided, however, that no such written consent shall be required (and each Investor and its Affiliates shall be free to release such information) for disclosures to each Investor’s and its Affiliates’ respective partners, members, directors, officers, employees, agents, legal, financial, accounting or other advisors, potential debt and equity financing sources, co-investors, related investment funds, consultants and other representatives, so long as such Persons are bound by obligations of confidentiality with respect to such information; and provided, further, that the Investors, the Co- Lead Investors, Parent and any of their respective Affiliates (the “Disclosing Parties”) may disclose this letter agreement to the extent required by applicable Law, the applicable rules of any national securities exchange or self-regulatory organization or in connection with any securities filings relating to the Transaction, any court proceedings in connection with any litigation relating to the Transaction or the Merger Agreement, as permitted by or provided in the Merger Agreement, but if any such disclosure names or references an Investor or its Affiliates (other than any disclosure made in connection with enforcing this letter agreement), the Disclosing Party shall consult such Investor and shall use reasonable best efforts to not make or limit such disclosure and shall consider such Investor’s reasonable input on disclosure, in each case, to the extent legally permitted; and provided, further, that the Company and Parent may disclose the letter agreement to each party’s respective Affiliates, and their and their Affiliates’ officers, directors, employees, advisors, representatives, auditors and financing sources, as applicable; and provided, further, that the Company may disclose the existence of this letter agreement (i) to the extent required by Law, (ii) in order to comply with the applicable rules of any national securities exchange or self- regulatory organization, or in connection with any securities filings relating to the Transaction, or (iii) in connection with any litigation related to the Company’s rights hereunder, under the Merger Agreement or any Fee Funding Agreement.

11. Termination. The obligations of each Investor under this letter agreement (including the obligation of such Investor to fund its respective Commitment) will terminate automatically and immediately upon the earliest to occur of (i) the consummation of the Closing and the funding of the Commitment; (ii) the valid termination of any Other Equity Commitment Letter (other than in connection with the funding of the aggregate Commitments thereunder), (iii) the valid termination of the Merger Agreement in accordance with its terms; (iv) any final, non- appealable judgment against Parent in any action that includes an award of damages or the payment of any amount due in connection with the Fee Funding Agreements of even date herewith by and between the Investors and the Co-Lead Investors, respectively, and Parent and the Company (the “Fee Funding Agreements” and each, a “Fee Funding Agreement”), (v) the commencement by the Company or any of its Affiliates (but excluding any Affiliates not controlled by, or acting at the direction of, the foregoing parties), or any of their respective officers, directors or representatives (in their capacities as such) to the extent acting on their behalf, and at their direction, of any action, complaint, demand, lawsuit, litigation or other legal proceeding asserting any claim (whether in equity, tort, arbitration, contract or otherwise) against Parent, its subsidiaries, any Investor or any of their respective permitted assignees, or any of the Investor Parties (as defined below) under, in respect of, or relating to, the Merger Agreement, any Fee Funding Agreement, the Other Equity Commitment Letters or this letter agreement or the transactions contemplated hereby or thereby (including in respect of any oral representations made or alleged to be made in connection therewith), other than a Retained Claim; (vi) each Investor party hereto and each Other Investor pursuant to the Other Equity Commitment Letters contributing directly or indirectly to Parent cash in an aggregate amount equal to its full Commitment (and solely to the extent such payment of the Commitments actually results in the Closing), (vii) thirty (30) days following the Outside Date so long as no Action (which, for the avoidance of doubt, includes the filing of any complaint, petition, statement of claim, counterclaim or cross-claim in a court of competent jurisdiction or, as permitted, arbitration and no inadvertent defect in venue, service or caption shall constitute a failure to “commence” litigation if promptly cured) seeking specific enforcement of the obligations of Parent to consummate the Closing in accordance with Section 8.08 of the Merger Agreement has commenced, and (viii) if a court of competent jurisdiction upon the final, non-appealable judgement has declined to specifically enforce the obligations of Parent to consummate the Closing pursuant to a claim for specific performance brought against Parent pursuant to Section 8.08 of the Merger Agreement. Upon termination of this letter, the Investor shall not have any further obligations or liabilities hereunder, except that Sections 6, 7, 10 and 12 shall survive termination in accordance with their terms. Notwithstanding the foregoing, such termination shall not relieve any Investor of any liability or obligation it may have under any Fee Funding Agreement (except to the extent provided in such Fee Funding Agreement).

12. No Recourse. Notwithstanding anything that may be expressed or implied in this letter agreement, or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, Parent covenants, agrees and acknowledges on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of any of them, that no Person other than the Investors (and any assignee permitted in accordance with Section 5 hereof) has any obligation hereunder or, except for Parent and Merger Sub, in connection with the transactions contemplated hereby, and that, notwithstanding that each Investor (or any assignee permitted in accordance with Section 5 hereof) may be a partnership, limited liability company or other entity, no Person, including Parent, has any right of recovery under this letter agreement against, and no recourse under this letter agreement or under any document or instrument delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future equity holders, controlling Persons, directors, officers, employees, Affiliates (other than Parent or any of its subsidiaries or any assignee permitted in accordance with Section 5 hereof), members, managers, general or limited partners or representatives of any Investor or any former, current or future equity holder, controlling Person, director, officer, employee, contractors, portfolio companies, Affiliate (other than Parent or any of its subsidiaries, the Investors or any assignee permitted in accordance with Section 5 hereof), member, manager, general or limited partner or representative of any of the foregoing (collectively, but for the avoidance of doubt, not including Parent or any of its subsidiaries, the Investors or any assignee permitted in accordance with Section 5 hereof, the “Investor Parties”), whether by the enforcement of any judgment, fine or penalty, or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Investor Party, as such, for any obligation of an Investor under this letter agreement or the transactions contemplated hereby, under any documents or instruments delivered in connection herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation; provided, however, that in the event any Investor (i) consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person such that the sum of such Investor’s remaining net assets plus uncalled capital is less than such Investor’s Commitment hereunder, then Parent may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable Law, against such continuing or surviving entity or such transferee Person, as the case may be, but only to the extent of the obligations of such Investor hereunder and subject to the limitations herein.

Each of the parties hereto further agrees that no Person (including Parent, the Company and their respective Affiliates) shall have any right of recovery against the Investors or any Investor Party, whether by piercing of the corporate veil, by a claim on behalf of Parent against any Investor or any Investor Party, or otherwise, except for Parent’s right to be capitalized by each Investor under and to the extent provided in this letter agreement, on the terms and subject to the conditions hereof or pursuant to the Fee Funding Agreement to which such Investor is a party.

Each of the parties hereto hereby covenants and agrees that it shall not institute, and shall cause its controlled Affiliates not to institute, any proceeding or bring any other claim (whether in tort, contract or otherwise) arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, or in respect of any oral representations made or alleged to be made in connection therewith, against any Investor or any Investor Party except for claims solely against any Investor under this letter agreement or pursuant to the Fee Funding Agreement to which such Investor is a party. Notwithstanding the foregoing, nothing in this Section 12 shall, in any respect, limit claims against Parent or the Investors in accordance with and subject to the terms and conditions hereof or any Person’s right to assert any Retained Claim solely against the Persons specifically identified in the definition thereof with respect to such Retained Claim.

13. Representations and Warranties. Each Investor hereby represents, warrants and covenants, severally and not jointly (nor jointly and severally), to Parent as follows:

a. Such Investor is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation.

b. To the extent (if any) that its governing documents limit the amount it may commit to any one investment, such Investor’s Commitment hereunder is less than the maximum amount that it is permitted to invest in any one investment pursuant to the terms of its governing documents.

c. Such Investor has the requisite power and authority to enter into and deliver this letter agreement and to perform its obligations under this letter agreement.

d. This letter agreement has been duly and validly executed and delivered by such Investor and constitutes the lawful, valid and binding agreement of such Investor, enforceable against such Investor, in accordance with its terms.

e. Such Investor will (i) have, as of the Closing, available cash necessary to fund, or cause the funding of, its Commitment, and (ii) have, for so long as this letter agreement remains in effect, unrestricted cash on hand or uncalled capital commitments from its limited partners or other sources of immediately available cash funds, or otherwise will (at the time when required to funds its Commitment hereunder) have access to available funds or enforceable equity commitments, sufficient to pay and perform its obligations under this letter agreement.

f. This letter agreement does not contravene, conflict with or result in any violation of any provision of such Investor’s governing documents.

g. Neither the execution and delivery of this letter agreement, nor the consummation of the transactions contemplated hereby, will conflict with, result in a breach of, constitute a default under, result in the acceleration of any obligation, create in any Person the right to accelerate, terminate or cancel, or result in the imposition of any Encumbrances upon any of the assets of such Investor under, any agreement, contract, lease, license, instrument or other arrangement to which such Investor is a party or by which it is bound or to which any of its assets is subject, except where the violation, conflict, breach, default, acceleration, termination, cancellation or Encumbrances would not materially impair or delay such Investor’s performance under this letter agreement or the consummation of the transactions contemplated by this letter agreement.

h. Subject to receipt of all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority contemplated by the Merger Agreement or the schedules thereto, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter agreement by such Investor have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required in connection with the execution, delivery or performance of this letter agreement.

i. Such Investor has not entered into any side letter or other similar agreement related to or in respect of this letter agreement that would create additional conditionality regarding its obligation to satisfy its Commitment in full or that would reasonably be expected to affect the enforceability of this letter agreement or prevent or substantially delay the availability and funding of its Commitment at the Closing.

14. Acknowledgements. Each party acknowledges and agrees that (a) this letter agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this letter agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of the Investors under this letter agreement are solely contractual and not fiduciary in nature. Notwithstanding the foregoing, nothing in this Section 14 diminishes any duties or liabilities expressly undertaken herein or any remedies otherwise available to the Company under this letter agreement, the Merger Agreement or applicable Law.

15. Severability. In the event that any provision of this letter agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this letter agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to replace such void or unenforceable provision of this letter agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision. Notwithstanding anything to the contrary set forth herein, under no circumstances will this letter agreement be enforceable without giving effect to the maximum amount of the Commitment and the provisions of Sections 3 and 12.

16. Interpretation and Construction. The following provisions shall apply, to the extent applicable and wherever appropriate, herein: (a) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this letter agreement as an entirety and not solely to the particular portion of this letter agreement in which any such word is used; (b) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (c) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; and (d) the word “including” or any variation thereof shall mean including, without limitation.

[Signature Pages Follow]

Very truly yours,

ROBSON INVESTMENTS PTE. LTD.

By:	/s/ Song Hwee Chia
Name: Song Hwee Chia
Title: Authorized Signatory

[Equity Commitment Letter Signature Page]

Agreed to and accepted as of the date first written above:

GT SILVER BIDCO, INC.

By:	/s/ Peter Flynn
Name: Peter Flynn
Title: Chief Executive Officer and President

[Equity Commitment Letter Signature Page]

Schedule A

Investors

Temasek	Commitment	Percentage of Total Commitments
Robson Investments Pte. Ltd.	$750,000,000	12.70%

Total Temasek	$750,000,000	12.70%

Schedule B

Other Investors

Permira	Commitment	Percentage of Total Commitments
Permira VIII - 1 SCSp	$1,592,437,084	26.97%
Permira VIII - 2 SCSp	$387,160,753	6.56%
Permira VIII CIS SCSp	$47,571,589	0.81%
Permira VIII CIS 2 SCSp	$49,834	0.00%
PILI 1 Portfolio SCSp	$34,260,547	0.58%
PILI 2 Portfolio SCSp	$5,136,200	0.09%
PILI 4 Portfolio SCSp	$6,229,190	0.11%
Permira Investment Capital LP	$1,387,311	0.02%
Permira Investment Capital II LP	$1,349,845	0.02%
Permira Investment Capital III LP	$1,902,548	0.03%

Total Permira VIII	$2,077,484,901	35.19%

REDWOOD OPPORTUNITIES SCSP	$500,000,000	8.47%

Total Permira	$2,577,484,901	43.66%

Warburg
Warburg Pincus Global Growth 15, L.P.	$558,868,640	9.46%
Warburg Pincus Global Growth 15-B, L.P.	$421,905,957	7.14%
Warburg Pincus Global Growth 15 International, SCSp	$213,596,435	3.62%
WP Global Growth 15 Partners, L.P.	$85,502,536	1.45%
Warburg Pincus Global Growth 15 Partners, L.P.	$182,114,353	3.08%
Warburg Pincus Financial Sector III, L.P.	$307,136,250	5.20%
Warburg Pincus Financial Sector III-E, L.P.	$23,565,418	0.40%
Warburg Pincus Financial Sector III Partners, L.P.	$34,795,313	0.59%

Total Warburg	$1,827,484,901	30.94%

Francisco Partners
Francisco Partners VII, L.P.	$325,563,771	5.51%
Francisco Partners VII-A, L.P.	$377,412,200	6.39%
Francisco Partners VII-B, L.P.	$8,927,911	0.15%
Francisco Partners VII-C, L.P.	$38,096,118	0.65%

Total Francisco	$750,000,000	12.70%